Exhibit 12
Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Year Ended
	2/2/08	2/3/07		1/28/06		1/29/05	1/31/04
Earnings
Income (loss) before income taxes, minority interest, equity earnings and discontinued operations	$308,590	$(78,603)		$(96,356)		$24,572	$6,258
Fixed charges (as below)	59,657	49,127		47,990		37,522	31,568

Total (loss) earnings	$368,247	$(29,476)		$(48,366)		$62,094	$37,826

Fixed Charges
Interest expense	$13,548	$9,443		$11,532		$6,653	$6,271
Estimated interest element in minimum rent expense (3)	46,109	39,684		36,458		30,869	25,297

Total fixed charges	$59,657	$49,127		$47,990		$37,522	$31,568

Ratio of (loss) earnings to fixed charges	6.17	(0.60	) (1)	(1.01	) (2)	1.65	1.20

(1)	For the year ended February 3, 2007 the earnings to cover fixed charges were deficient by $78,603,000.

(2)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $96,356,000.

(3)	Interest component is estimated to be one-third of minimum rent expense.